AMENDMENT TO
STOCKHOLDERS' AGREEMENT

THIS AMENDEMENT TO STOCKHOLDERS' AGREEMENT (this "*Amendment*") of Aevumed Inc., a Delaware corporation (the "*Company*"), is dated and entered as of December 28th, 2021 (the "*Effective Date*") by and among the Company and a Majority-in-Interest of the Stockholders (as defined in the Amended and Restated Stockholders' Agreement entered into as of July 20, 2020 (the "*Stockholders' Agreement*").

BACKGROUND

The Company intends to do an equity financing with its existing stockholders and other potential investors. The Company by action of its Board of Directors and the holders of a Majority-in-Interest of the Stockholders have determined that it is the best interest of the Company and the Stockholders to amend the Stockholders' Agreement to delete Article 12 of the Stockholders' Agreement regarding pre-emptive rights in order to facilitate the contemplated financing and future financings.

TERMS

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1. Article 12 of the Stockholders' Agreement is hereby deleted.

IN WITNESS WHEREOF, and intending to be legally bound, the parties have executed this Amendment to Stockholders' Agreement as of the date first set forth above.

AEVUMED INC.

By: _____ *Saif Khalil* _____
Saif Khalil, CEO

Majority-in-Interest of the Stockholders

_____ *Saif Khalil* _____
Saif Khalil

AMENDED AND RESTATED
STOCKHOLDERS' AGREEMENT

THIS AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT (this "***Agreement***") of Aevumed Inc., a Delaware corporation (the "***Company***"), is dated and entered as of July 15, 2020 (the "***Effective Date***") by and among the Company, the other signatories hereto, as stockholders of the Company, and the Persons (defined below) who become stockholders of the Company after the Effective Date in accordance with the provisions hereof (individually, a ***"Stockholder"*** and collectively, the ***"Stockholders"***).

BACKGROUND

1.   The Company was formed on March 12, 2012 (the "***Incorporation Date***"), by Saif Khalil and Miles Curtis (each a "***Founder***" and together the "***Founders***"), by the filing of a Certificate of Incorporation with the Secretary of State of the State of Delaware, as amended on February 2, 2018 by the filing of a Certificate of Amendment with the Secretary of State of the State of Delaware (collectively, the "***Charter***"). The Charter is attached hereto as **Exhibit E.**

2.   The Founders and the Company are parties to that certain Stockholders' Agreement, dated March 12, 2012 (the "***Current Stockholders' Agreement***"), which, among other things, sets forth certain rights, duties and obligations with respect to the capital stock (the ***"Shares"***) of the Company.

3.   Concurrently with the execution and delivery of this Agreement by the Company and the Stockholders, the Company has entered into certain Series A Common Stock Subscription Agreements (the "***Subscription Agreements***") and certain Note Conversion Agreements (the "***Conversion Agreements***" and together with the Subscription Agreements, the "***Financing Agreements***"), pursuant to which the Company has issued and sold certain Series A Common Stock to each Subscriber (as such term is defined in the Subscription Agreement) and Investor (as such term is defined in the Conversion Agreements) (the "***Financing***").

4.   It is a condition to the closing of the Financing that the Company and the Stockholders execute this Agreement, which will set forth certain rights, duties and obligations with respect to the Shares.

TERMS

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1
RESTRICTIONS ON TRANSFER AND ISSUANCE OF SHARES

1.1   <u>Restrictions on Stockholders</u>. A Stockholder shall not voluntarily or involuntarily Transfer any of the Stockholder's Shares except as expressly provided in this Agreement and in accordance with this Agreement's terms and conditions.

1.2 <u>Restrictions on the Company</u>. Except with the prior approval of the board of directors of the Company ("Board") or as otherwise expressly permitted by the terms of this Agreement, the Company shall not do any of the following: (i) cause or permit the transfer of any Shares to be made on its books, (ii) issue any Shares, (iii) issue any warrants, options, or other rights to subscribe for or purchase Shares, (iv) issue any securities, instruments, or rights convertible into Shares, (v) issue any "shadow" or "phantom" Share rights or other rights the value of which is related to the value of Shares, (vi) enter into any contracts pursuant to which compensation or other payments to be made by the Company are related to the profitability of the Company, (vii) purchase, redeem, or otherwise acquire any Shares or (viii) adopt an equity compensation plan pursuant to which shares, securities, instruments or rights may be issued ("Equity Compensation Plan"). However, in the event the Board determines it is in the best interest of the Company to sell all or substantially all of the assets or equity of the Company, or to merge or consolidate with and into one or more other Persons the consummation of which will result in the surviving entity being controlled by Persons other than the Stockholders, then before entering into any such transaction, the affirmative vote of at least a Majority-in-Interest (defined below) of the Stockholders at a meeting(s) called for that purpose (or by written consent) shall be required. The term "*Majority-in-Interest*" means those Stockholders holding at least fifty-one percent (51%) of the votes associated with all of the issued and outstanding Shares, or, in the event the group of Persons holding all of the Shares in question is less than all of the Stockholders (*e.g*., "Sellers" within the meaning of **Article 7**), such term shall mean the Stockholders included in that group holding at least fifty-one percent (51%) of the votes associated with all the issued and outstanding Shares owned by all the Stockholders included in the group.

1.3 <u>Transfers to Related Parties</u>. Notwithstanding anything to the contrary contained in this Agreement, a Stockholder may, from time to time during the Stockholder's lifetime, transfer a portion, but less than all, of the Stockholder's Shares directly or in trust to or for the benefit of the Stockholder's Family Members (defined below). Transferees of Shares under this Section shall hold their Shares subject to the obligations of their transferor pursuant to this Agreement, to the same extent as their transferor. In particular and without limitation, any obligation of the transferor to transfer a Share shall also obligate the transferor's transferees as though all their Shares were still the Shares of the transferor, and any obligation of the transferor to purchase Shares shall obligate the transferor, if the transferor is still a Stockholder, and the transferees individually in proportion to the transferred Shares that they hold. Any transfer under this **Section 1.3** to a Person not already a Stockholder who has signed this Agreement shall be effective only upon the written Agreement of the transferee to be bound by this Agreement as if an original signatory by executing and delivering to each of the other parties hereto a counterpart signature page in the form of **Exhibit D** attached hereto. The term "*Family Member*" means a lineal descendent, sibling, lineal descendent of a sibling, in each case whether by blood or adoption, parent, spouse, spouse of a lineal descendent or lineal descendant of a sibling and any trust or other entity existing solely for the benefit of such individual and/or such individual's foregoing Family Members. The term "*Person*" means any individual, corporation, partnership, trust, association, joint venture, limited liability company, estate or other entity, whether or not a legal entity, and any government or agency, whether domestic or foreign (and any political subdivision thereof).

ARTICLE 2
STOCKHOLDER'S LIMITED RIGHT TO TRANSFER SHARES

2.1 <u>Bona Fide Offer to Purchase Shares</u>. Except as otherwise provided with respect to Sellers under **Article 7** and the rights of Tag-along Stockholders under **Article 8**, if a Stockholder shall at any time during the Stockholder's lifetime, or if not an individual its existence, desires to Transfer (defined below) all or any portion of the Stockholder's Shares, that Stockholder (hereinafter sometimes called the *"Selling Stockholder"*) must first obtain a bona fide written offer that the Selling Stockholder desires to accept (a *"Prospective Purchaser Offer"*) to purchase all or any portion of the Stockholder's Shares for a fixed cash price (which may be payable over time). The Prospective Purchaser Offer must set forth its date, the proposed price, and the other terms and conditions upon which the purchase is proposed to be made, as well as the name and address of the Prospective Purchaser (defined below). *"Prospective Purchaser"* shall mean all Prospective Purchasers of the Shares that are the subject of the Prospective Purchaser Offer and all other Persons and entities proposed to have a beneficial interest in the Shares that are the subject of the Prospective Purchaser Offer. The Selling Stockholder shall transmit copies of the Prospective Purchaser Offer to the Company and to the other Stockholders within seven (7) days after the Selling Stockholder's receipt of the Prospective Purchaser Offer. The term "*Transfer*" means, with respect to a Share or any right or interest therein, voluntarily or involuntarily to (i) sell, (ii) assign, (iii) exchange, (vi) give, (v) transfer upon death, including by gift, will, devise, bequest, or operation of laws of descent and distribution, or in trust, (vi) transfer by operation of law, including by execution of legal process, or pursuant to a divorce or bankruptcy decree or a transfer in connection with a merger of a Stockholder that is an entity into another entity or the sale of all or a controlling interest in the equity of a Stockholder to another Person, or (viii) pledge, hypothecate, mortgage, encumber or otherwise dispose of such Share or right or interest therein.

2.2 <u>Option of the Company</u>. Transmittal of the Prospective Purchaser Offer to the Company by the Selling Stockholder shall constitute an offer by the Selling Stockholder to sell to the Company the entire portion of the Selling Stockholder's Shares that are the subject of the Prospective Purchaser Offer at the price and upon the terms set forth in **Section 10.1**. For a period of thirty (30) days after the submission of the Prospective Purchaser Offer to the Company, the Company shall have the option, exercisable by notice to the Selling Stockholder with a copy to each of the other Stockholders, to accept the Selling Stockholder's offer as to all or any part of the Selling Stockholder's Shares that are the subject of the Prospective Purchaser Offer.

2.3 <u>Options of Offeree Stockholders</u>. If the Company does not exercise its option with respect to all of the Shares subject to the Prospective Purchaser Offer in accordance with **Section 2.2**, the Selling Stockholder shall, within five (5) days following the earlier of (i) notice from the Company of the Company's decision not to accept the Selling Stockholder's offer as to all of the Shares subject to the Prospective Purchaser Offer, or (ii) expiration of the thirty (30)-day option period referred to in **Section 2.2**, give notice to the other Stockholders of the Company's action or failure to take action. By the giving of the notice, the Selling Stockholder shall be deemed to have offered in writing to sell all, but not less than all, of the Selling

Stockholder's remaining Shares that are the subject of the Prospective Purchaser Offer (i.e., the portion not to be sold to the Company) to the other Stockholders (***"Offeree Stockholders"***) at the price and upon the terms set forth in **Section 10.1**. For a period of thirty (30) days after this offer by the Selling Stockholder to the Offeree Stockholders, the Offeree Stockholders shall have options, exercisable by written notice to the Selling Stockholder with a copy to the Company and to each of the other Offeree Stockholders, to accept the Selling Stockholder's offer as to the Selling Stockholder's remaining Shares that are the subject of the Prospective Purchaser Offer. Each Offeree Stockholder who exercises this option (an ***"Exercising Stockholder"***) shall state in the notice to the Selling Stockholder the maximum amount of the offered Shares that the Exercising Stockholder is willing to purchase (a ***"Purchase Commitment"***). The Selling Stockholder's remaining Shares that are subject to the Prospective Purchaser Offer shall be allocated to and purchased by the Exercising Stockholders as follows: each Exercising Stockholder shall be allocated the lesser of (i) that Exercising Stockholder's proportionate part of the Selling Stockholder's remaining Shares that are subject to the Prospective Purchaser Offer that the amount of the Shares owned by that Exercising Stockholder bears to the total amount of Shares owned by all Exercising Stockholders and (ii) that Exercising Stockholder's Purchase Commitment; and thereafter the remainder of the offered Shares shall be allocated among the Exercising Stockholders in proportion to the amounts of their respective Purchase Commitments that were not satisfied under this **Section 2.3** (or in any other proportions as the Exercising Stockholders may agree upon among themselves).

2.4   Acceptance of the Bona Fide Offer. If, at the end of the option periods described in **Sections 2.2** and **2.3**, options have not been exercised by the Company and/or the Offeree Stockholders to purchase all of the Selling Stockholder's Shares subject to the Prospective Purchaser Offer, then the Selling Stockholder shall be free for a period of ninety (90) days thereafter to sell all, but not less than all, of the Selling Stockholder's remaining Shares subject to the Prospective Purchaser Offer to the Prospective Purchaser(s) at the price and upon the terms and conditions set forth in the Prospective Purchaser Offer. If the Shares subject to the Prospective Purchaser Offer are not so sold within this ninety (90)-day period, the Selling Stockholder shall not be permitted to sell those Shares without again complying with this **Article 2**.

ARTICLE 3
LEGAL PROCEEDINGS AGAINST STOCKHOLDERS

3.1   Right to Purchase in the Event of a Proceeding. The interests of the Company and its Stockholders would be seriously affected by any sale or disposition of a Stockholder's Shares as a result of any legal or equitable proceeding against that Stockholder. Accordingly, in the event of a Proceeding (as hereinafter defined) with respect to a Stockholder, the Company and the other Stockholders shall have options to purchase all, but not less than all, of that Stockholder's Shares in accordance with the provisions of **Article 2** in the same manner as if the Company and the other Stockholders had received notice of an offer under **Section 2.1** on the date that the Company receives notice of the Proceeding. The price and terms of purchase pursuant to the exercise of options granted in this **Article 3** shall be those set forth in **Section 10.1**. If all Proceedings with respect to the Stockholder terminate and the Stockholder retains ownership of some or all of the Stockholder's Shares (the ***"Retained Shares"***), the options of the Company and the other Stockholders shall terminate with respect to the Retained Shares, and if the options have been exercised but settlement has not yet occurred with respect to the Retained Shares, the exercise shall be void and settlement shall not occur with respect to the Retained Shares.

    3.2   "Proceeding" Defined. A ***"Proceeding"*** means that the Transfer of all or a part of a Stockholder's Shares may occur because (i) a judgment is obtained in a legal or equitable action against a Stockholder and the Transfer of any of the Stockholder's Shares is contemplated or threatened under legal process as a result of the judgment, (ii) an execution is issued on a judgment against a Stockholder, (iii) any portion of the Stockholder's Shares is attached, (iv) there is instituted by or against a Stockholder any other form of legal proceeding or process by which the Transfer of any portion of the Stockholder's Shares becomes imminent (i.e., the Shares may be Transferred either voluntarily or involuntarily within sixty (60) days), (v) a Stockholder makes an assignment for the benefit of creditors, (vi) a Stockholder admits the Stockholder's inability to pay the Stockholder's debts as they mature, or commences a voluntary case or proceeding under any Bankruptcy Law (as hereinafter defined), or consents to the entry of an order for relief against the Stockholder in an involuntary case or proceeding under any Bankruptcy Law, or consents to the appointment of a receiver, trustee, liquidator, or similar official for the Stockholder or for all or substantially all of the Stockholder's property, (vii) an order of equitable distribution or an order approving a domestic relation settlement is entered awarding all or any part of the Stockholder's Shares to the Stockholder's non-Stockholder spouse, or (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law for relief against a Stockholder in an involuntary case or proceeding. The term ***"Bankruptcy Law"*** means Title 11 of the U.S. Code or any similar federal or state law for the relief of debtors. Each Stockholder shall promptly notify the Company and each other Stockholder of the commencement of an action that might become a Proceeding, and shall also promptly notify those parties of each material development in the action.

ARTICLE 4
OPTION TO PURCHASE INTEREST OF TERMINATED STOCKHOLDER

    4.1   Stockholder's Deemed Offer to Sell; Company's Option (under Certain Circumstances, Obligation) to Purchase. Upon the occurrence of a Stockholder's Termination Event (as hereinafter defined), the Stockholder or the Stockholder's personal representative (a Stockholder who has had a Termination Event, or the personal representative of such a Stockholder, a ***"Terminated Stockholder"***) shall be deemed to have offered to sell to the Company all of the Terminated Stockholder's Shares at the price and upon the terms set forth in **Section 10.3**.

        (a)   Absence of Life Insurance Proceeds or Termination Event Not Due to Death. If the Termination Event either (A) does not comprise the death of a Stockholder who is a natural person or (B) comprises the death of a Stockholder who is a natural person, but at the time of the Terminated Stockholder's death no life insurance, as contemplated under **Section 4.5**, shall have been in force on the life of the deceased Stockholder, then for a period of ninety (90) days after the submission of the offer to the Company, the Company shall have the option, exercisable by notice to the Terminated Stockholder with a copy to each of the other Stockholders, to accept the Terminated Stockholder's offer as to all or any part of the Terminated Stockholder's Shares that are the subject of the offer. The Company shall notify the Terminated Stockholder and the other Stockholders within the ninety (90)-day period prescribed by the preceding sentence of the amount, if any, of the Terminated Stockholder's Shares that the Company will purchase from the Terminated Stockholder under this **Section 4.1(a)**. The purchase shall be at the price and upon the terms set forth in **Section 10.3**.

(b) Purchase Price Covered in Whole or in Part by Life Insurance Proceeds. If the Termination Event comprises the death of a Stockholder who is a natural person and at the time of his or her death life insurance, as contemplated under **Section 4.5**, with respect to which the Company is the beneficiary shall be in force, then the Company shall purchase from the Terminated Stockholder, and the Terminated Stockholder shall sell to the Company, at the price and upon the terms set forth in **Section 10.3**, the portion of the Terminated Stockholder's Shares the purchase price of which is covered by the insurance proceeds. To the extent the insurance proceeds referred to in the previous sentence are not sufficient to purchase all of the Terminated Stockholder's Shares, the option described in **Section 4.1(a)** shall apply to the remainder of the Terminated Stockholder's Shares. The Company shall notify the Terminated Stockholder and the other Stockholders within ninety (90) days following the date of the Termination Event of the amount, if any, of the Terminated Stockholder's Shares that the Company will purchase from the Terminated Stockholder under this **Section 4.1(b)**.

4.2 Option to Purchase by Remaining Stockholders.

(a) Absence of Life Insurance Proceeds or Termination Event Not Due to Death. If the Company notifies the remaining Stockholders that it will purchase less than all of a Terminated Stockholder's Shares as provided in **Section 4.1** and the Termination Event either (A) does not comprise the death of a Stockholder who is a natural person or (B) comprises the death of a Stockholder who is a natural person, but at the time of the Terminated Stockholder's death no life insurance, as contemplated under **Section 4.5**, shall have been in force on the life of the deceased Stockholder, then for a period of sixty (60) days after the receipt of notice from the Company under **Section 4.1**, the Offeree Stockholders shall have options, exercisable by written notice to the Terminated Stockholder with a copy to the Company and to each of the other Offeree Stockholders, to purchase the Terminated Stockholder's remaining Shares. Each Exercising Stockholder shall state in the notice to the Terminated Stockholder his, her or its Purchase Commitment. The Terminated Stockholder's remaining Shares shall be allocated to and purchased by the Exercising Stockholders as follows: each Exercising Stockholder shall be allocated the lesser of (i) that Exercising Stockholder's proportionate share of the Terminated Stockholder's remaining Shares that the amount of the Shares owned by that Exercising Stockholder bears to the total amount of Shares owned by all Exercising Stockholders and (ii) that Exercising Stockholder's Purchase Commitment; and thereafter the remainder of the Terminated Stockholder's Shares shall be allocated among the Exercising Stockholders in proportion to the amounts of their respective Purchase Commitments that were not satisfied under this **Section 4.2** (or in any other proportions as the Exercising Stockholders may agree upon among themselves). The purchases shall be at the price and upon the terms set forth in **Section 10.3**.

(b) Life Insurance Owned by Offeree Stockholders. If (i) the Company notifies the remaining Stockholders that it will purchase less than all of a Terminated

Stockholder's Shares as provided in **Section 4.1**, (ii) the Termination Event comprises the death of a Stockholder who is a natural person and (iii) at the time of his or her death life insurance, as contemplated under **Section 4.5**, with respect to which one or more Stockholders are the beneficiary(ies) shall be in force, then the Stockholder(s) who is/are the beneficiary(ies) under such life insurance (the *"Insured Stockholder(s)"*) shall purchase from the Terminated Stockholder, and the Terminated Stockholder shall sell to the Insured Stockholder(s), at the price and upon the terms set forth in **Section 10.3**, the portion of the remaining Terminated Stockholder's Shares the purchase price of which is covered by such insurance proceeds. To the extent the insurance proceeds referred to in the previous sentence are not sufficient to purchase all of the Terminated Stockholder's remaining Shares, the option described in **Section 4.2(a)** shall apply to the remainder of the Terminated Stockholder's Shares. The Insured Stockholder(s) shall notify the Terminated Stockholder and the other Stockholders within sixty (60) days following the date of the Termination Event of the amount, if any, of the Terminated Stockholder's remaining Shares the Insured Stockholder(s) will purchase from the Terminated Stockholder under this **Section 4.2(b)**.

        4.3   Liquidation of a Non-Individual Stockholder. If a Stockholder that is not a natural person adopts a plan of liquidation or otherwise commences a substantial liquidation or sale of its assets outside of the ordinary course of business or otherwise ceases to exist, or if any Person that did not own a majority of the ownership interests of the non-individual Stockholder at the time that the non-individual Stockholder became a Stockholder of the Company acquires a majority of ownership in the entity, that occurrence shall be the equivalent for that Stockholder of the death of a Stockholder who is a natural person for purposes of this Agreement, and references to the "personal representative of the deceased Stockholder" shall be deemed to be references to the non-natural person Stockholder's last known board of directors or similar governing body or any one or more of the non-natural person Stockholder's last known officers.

        4.4   "Termination Event"; "Termination of Service"; "Employed", "Employment" and "Employee"; and "Cause" Defined.

        (a)   Termination Event. A Stockholder's *"Termination Event"* occurs upon (i) the death of an individual Stockholder, (ii) an event described in **Section 4.3** involving a non-individual Stockholder, or (iii) the Termination of Service of a Stockholder.

        (b)   Termination of Service. A Stockholder's *"Termination of Service"* shall be deemed to have occurred when the Stockholder, if Employed by the Company, is terminated by the Company for or without Cause or voluntarily terminates his or her Employment with the Company. If the Terminated Stockholder is party to an Employment Agreement with the Company, then the Termination of Service of that Stockholder shall be subject to the terms and provisions of that agreement.

        (c)   Employed, Employment and Employee. As used in this Agreement, terms such as "*Employed*", "*Employment*" and "*Employee*" refer to employment by the Company or engagement by the Company as an independent contractor.

        (d)   Cause. The term "*Cause*" shall mean, with respect to any Person,

(i) breach of this Agreement or any other agreement between the Person and the Company, which (if capable of being cured) breach remains not fully corrected or cured within thirty (30) days after written notice thereof, describing in reasonable detail the factual basis constituting Cause, is given to the Person, (ii) gross neglect by the Person of his, her or its duties under this Agreement or any other agreement between the Person and the Company, (iii) commission by the Person of any act constituting fraud or willful misconduct, libel or slander against the Company or any of its affiliates, or any other act that may materially impair or materially damage the reputation of the Company or any of its affiliates, or (iv) conviction of the Person for a felony (including a plea of nolo contendere) or any other crime involving moral turpitude.

4.5 Life Insurance. The Stockholders may, but shall not be obligated to, purchase and maintain, or cause the Company to purchase and maintain, life insurance with respect to any or all of the Stockholders to fund the purchase of a deceased Stockholder's Shares. Each of the Stockholders shall cooperate fully by performing all of the requirements of the life insurer(s) that are necessary conditions precedent to the issuance of the insurance policies. Absent an Agreement of each of the Stockholders to the contrary, the party purchasing an insurance policy pursuant to this **Section 4.5**, whether the party is the Company or a Stockholder, shall be the named beneficiary on that policy, and upon the death of the insured Stockholder, that party shall promptly make claim for and use best efforts to collect the net proceeds of that policy.

ARTICLE 5
CONSOLIDATION OR MERGER, ETC.; SALE OF ASSETS

5.1 Company Proposal. If the Company proposes to consolidate or merge with or into another entity or to sell or transfer, directly or indirectly, all or substantially all of its total consolidated assets (measured by either book value or fair market value), by exchange of interests for Shares in the Company, sale of assets, reorganization, or otherwise, out of the ordinary course of business, and the proposal constitutes an "Acquisition Proposal" as defined below, then the Company may implement the Acquisition Proposal only if authorized in accordance with the Company's Charter and bylaws and in accordance with state law and in addition if approved by the affirmative vote of a Majority-in-Interest of the Stockholders.

5.2 "Acquisition Proposal" Defined. An *"Acquisition Proposal"* is a proposal to the Company and/or its Stockholders to enter into a transaction described in **Section 5.1**, other than one in which (i) the Stockholders of the Company immediately prior to the transaction will have voting and non-voting equity interests in the surviving entity in the same proportions as their voting Shares and, if any, non-voting Shares, respectively, in the Company and will have, directly or indirectly, a majority of the total voting power of the surviving entity's voting securities immediately after the transaction, or (ii) the other party or parties to the transaction are entities wholly owned, directly or indirectly, by the Company.

5.3 Termination of Agreement. Subject to **Section 5.4**, if an Acquisition Proposal is consummated in accordance with this **Article 5**, this Agreement shall thereupon terminate, and any options to purchase Shares created under this Agreement that remain unexercised shall cease to be exercisable, but obligations to purchase or sell Shares or to effect the purchase or sale of Shares arising prior thereto shall continue.

5.4   Transfer of Equitable Ownership. When the Company or one or more Stockholders are obligated to purchase Shares from one or more Stockholders pursuant to a transaction contemplated by **Article 2**, **3**, or **4**, the Company or a Stockholder obligated to purchase Shares shall be deemed to equitably own those Shares for purposes of an approved Acquisition Proposal that has an effective date after the Company and/or the Stockholder becomes obligated to purchase Shares but prior to settlement of the purchase of the Shares (the ***"Intervening Period"***). Accordingly, the Company and/or the Stockholders obligated to purchase Shares shall be entitled to receive at settlement of the consummated Acquisition Proposal or transaction the Shares, and any securities, property, or cash distributed or distributable in respect of or in exchange for the Shares of the Company they are obligated to purchase. For example, if a merger pursuant to which the Company is merged into another entity becomes effective during the Intervening Period, then at settlement for the purchase of Shares the Selling Stockholders will deliver to the purchasing Stockholders or to the entity surviving the merger, as the case may be, in lieu of the Shares that were to have been sold, the securities and/or other consideration received for the Shares by the Selling Stockholders pursuant to the merger, for the same purchase price payable for the Shares.

ARTICLE 6
CERTAIN PLANS OF DIVISION

In the event a plan of division or a recapitalization or distribution of Shares having similar effect is effective pursuant to which some or all of the Stockholders become the only stockholders of one or more entities created pursuant to the plan of division, then upon a subsequent sale of securities pursuant to a transaction under **Article 2**, **3**, or **4**, a Selling Stockholder shall sell the Stockholder's securities in the one or more entities created pursuant to the plan of division, recapitalization, or distribution together with the Stockholder's Shares (if the Stockholder retained its, his, or her Shares upon consummation of the plan of division, recapitalization, or distribution), alone or together with other Stockholders and/or security holders of the entity or entities created pursuant to the plan of division, on a basis designed to provide the purchaser (whether the Company or purchasing Stockholder) of the Shares with the same ownership interests, for the same purchase price, as would have been acquired by the purchaser if the plan of division, recapitalization, or distribution had created only wholly owned subsidiaries of the Company. The Company may not adopt a plan of division or effect a recapitalization or distribution of Shares unless the plan of division, recapitalization, or distribution contains appropriate provisions to implement the intent of this **Article 6**, which provisions shall include a requirement for an entity owners' Agreement for each entity created by the plan of division appropriately restricting the transfer of securities of the entity, provisions for the purchase and sale of equity interests of the entity as appropriate, and the Stockholders hereby agree to execute such equity owners' Agreements.

ARTICLE 7
DRAG-ALONG RIGHT

7.1   Proposed Transfer. Notwithstanding the provisions of **Article 2**, if one or more Stockholders (***"Sellers"***) propose to transfer (in a sale consummated in a single transfer or a series of related transfers to a single purchaser or a group of purchasers as part of a single transaction or group of related transactions) representing at least a Majority-in-Interest of all the outstanding Shares (a ***"Proposed Transfer"***), and the Proposed Transfer is not an Exempt Transfer (as defined in **Section 7.5**), then the Sellers shall have the right (***"Drag-along Right"***), but not the obligation, to cause each of the other Stockholders (***"Other Stockholders"***) to tender to the third party purchaser(s) (each a ***"Third Party"***) for purchase, at the same price per Share and on the same Terms of Payment (defined below) and conditions as apply to the Sellers all of the Shares held by the Other Stockholders. A determination by the Sellers to exercise the Drag- along Right shall be made based upon a written agreement to do so executed by a Majority- in-Interest of the Sellers.

7.2   Drag-along Notice. If the Sellers elect to exercise their Drag-along Right under this Article, then the Sellers shall notify the Company and the Other Stockholders (***"Drag-along Notice"***). Each Drag-along Notice shall set forth (i) the name of the Third Party(ies) to which the Sellers propose to transfer Shares and the amount of Shares proposed to be transferred, (ii) the address(es) of the Third Party(ies), (iii) the proposed amount and form of consideration and terms and conditions of payment offered by the Third Party(ies), and any other material terms pertaining to the Transfer (***"Third-Party Terms"***), and (iv) a certification that the Third Party(ies) has/have been informed of the rights provided for in this Article and has/have agreed to purchase Shares in accordance with the terms of this **Article 7**. The Drag-along Notice shall be given at least thirty (30) days before settlement of the Proposed Transfer.

7.3   Consummation. Upon the giving by the Sellers of a Drag-along Notice, each Other Stockholder shall be entitled and obligated to sell all of their Shares to the Third Party(ies) on the Third-Party Terms; provided, however, that neither the Sellers nor any Other Stockholders shall be obligated to consummate the sale of any Shares if the Third Party(ies) does/do not purchase all Shares that the Stockholders are entitled (and, except for the effect of this proviso, otherwise obligated) to sell.

7.4   Settlement. At the settlement of any transfer pursuant to this **Article 7**, the Third Party(ies) shall remit to each Stockholder the consideration for the total sales price of the Shares of the Stockholder sold, upon delivery by the Stockholder of an assignment of interest substantially in the form of attached **Exhibit A,** and the compliance by the Stockholder with all other conditions to settlement generally applicable to the Sellers and all Other Stockholders selling Shares in the transaction (including the provision by the Other Stockholders to the Third Party of representations and warranties covering the same subject matter as those provided by the Sellers; provided, however, that the liability of each Other Stockholder with respect to such representations and warranties shall be several and not joint and shall be limited to the proceeds received by Other Stockholder in the transaction).

7.5   Exempt Transfer. The following transactions shall constitute ***"Exempt Transfers:"*** (i) a transfer to the Company, (ii) a transfer upon death to a Stockholder's executors, administrators, testamentary trustees, or beneficiaries, (iii) a transfer of less than all of the Shares in the Company held by all the Sellers, and (iv) a transfer to one or more Family Members of a Stockholder.

ARTICLE 8
TAG-ALONG RIGHT

8.1   Proposed Transfer. If one or more Sellers propose to transfer (in a sale consummated in a single transfer or a series of related transfers to a single purchaser or a group of purchasers as part of a single transaction or group of related transactions) Shares representing at least thirty percent (30%) of the value of then-outstanding Shares, and the transfer is not an Exempt Transfer (a ***"Proposed Tag-along Transfer"***), then each of the Stockholders other than the Sellers (***"Tag-along Stockholders"***) shall have the right (***"Tag-along Right"***) to require the proposed purchaser(s) to purchase from the Tag-along Stockholders the same proportion of their Shares as the proportion of the Shares of the Sellers to be sold in the Proposed Tag-along Transfer (i.e., the proportion that the number of Shares to be sold by the Sellers in the aggregate bears to the total number of Shares owned by the Sellers in the aggregate). Any Shares purchased from Tag-along Stockholders pursuant to this Article shall be paid for at the same price and upon the same terms and conditions as the Third Party Terms applicable to the Proposed Tag-along Transfer.

8.2   Tag-along Notice. The Sellers shall promptly notify the Tag-along Stockholders in the event they propose to make a Proposed Tag-along Transfer and shall furnish the Tag-along Stockholders with the Third Party Terms and a copy of any written offer or agreement pertaining thereto. The Tag-along Right may be exercised by any Tag-along Stockholder by delivery of a written notice to each Seller (***"Tag-along Notice"***) within fifteen (15) days following the Tag-along Stockholder's receipt of the notice from Sellers described in the previous sentence. The Tag-along Notice shall state the amount of Shares that the Tag-along Stockholder proposes to include in the transfer to the proposed purchaser(s) (not to exceed the amount determined in accordance with **Section 8.1**).

8.3   Consummation. Upon the giving of a Tag-along Notice, each Tag-along Stockholder shall be entitled to sell the amount of his or her Shares set forth therein (not to exceed the amount determined in accordance with **Section 8.1**) to the proposed purchaser(s). If the proposed purchaser(s) does/do not purchase the specified amount of Shares from the Tag-along Stockholders on the Third Party Terms, then the Sellers shall not be permitted to sell any Shares to the proposed purchaser(s) in the Proposed Tag-along Transfer.

8.4   Settlement. At the settlement of any transfer pursuant to this **Article 8**, the proposed purchaser(s) shall remit to each Seller and each Tag-along Stockholder the consideration for the total sales price of the Shares of the Stockholder sold pursuant hereto, upon delivery by the Stockholder of an assignment of Shares substantially in the form of attached **Exhibit A**, and the compliance by the Stockholder with all other conditions to settlement generally applicable to the Sellers and all other Tag-along Stockholders selling Shares in the transaction (including the provision by the Tag-along Stockholders to the proposed purchaser(s) of representations and warranties covering the same subject matter as those provided by the Sellers).

ARTICLE 9
OFFEREE STOCKHOLDER PROVISIONS

9.1   Multiple Transactions. A Stockholder may not exercise an option to purchase Shares pursuant to **Article 2**, **3**, or **4** at a time when that Stockholder (i) has initiated the process of selling Shares pursuant to **Article 2**, (ii) has become a Terminated Stockholder or has given or received notice of Termination of Service with the Company, or (iii) is party to a Proceeding, as contemplated in **Article 3**. When one or more Stockholders are obligated to purchase Shares pursuant to a transaction contemplated by **Article 2**, **3**, or **4**, those Stockholders shall be deemed to own the Shares subject to the transaction for purposes of determining the Share ownership of Stockholders with respect to a subsequent transaction pursuant to **Article 2**, **3**, or **4**.

9.2   Attendance at Meetings. Whenever the Board meets to authorize the purchase of, or meets to consider whether to purchase, the Shares of a Stockholder or Terminated Stockholder, the Stockholder whose Shares are proposed to be purchased by the Company shall attend all of those meetings of the Board if the Stockholder is a member of the Board. If the Stockholder whose Shares are being sold is a member of the Board and that Stockholder does not both attend each Board meeting described in this **Section 9.2** and abstain from voting at that meeting, the Stockholder shall be deemed, without further act or deed, to have resigned from the Board immediately prior to the convening of that meeting.

ARTICLE 10
PURCHASE PRICE AND TERMS; SETTLEMENT

10.1   Purchase Pursuant to Article 2. The purchase price for Shares purchased pursuant to **Article 2** and the Terms of Payment (defined below) shall be the lower of (i) the price for the Shares contained in the Prospective Purchaser Offer referred to in **Section 2.1**, payable upon the Terms of Payment contained in the Prospective Purchaser Offer, or (ii) the Agreed Value (as defined in **Article 11**) for the Shares, payable in twelve (12) successive equal quarterly installments of principal commencing on the settlement date, together with quarterly payments of interest on the unpaid principal balance at the Interest Rate (as defined in **Section 10.8**). With respect to the election of a purchaser to purchase Shares at the price and upon the Terms of Payment contained in the Prospective Purchaser Offer, *"Terms of Payment"* shall mean the times of payments of principal and interest subsequent to settlement, the Interest Rate with respect to the deferred purchase price, and any collateral security for the payment of the deferred purchase price. The purchaser shall not be obligated to provide any equivalent item with respect to escrow provisions or other terms of the Prospective Purchaser Offer. Any collateral security to be provided by the purchaser need not be of the same character as the collateral security provided for in the Prospective Purchaser Offer if the collateral security is unique, but shall reasonably approximate the value and liquidity of the collateral security provided for in the Prospective Purchaser Offer. The collateral security to be provided by a purchaser need not under any circumstances exceed in value by more than twenty-five percent (25%) the amount of principal payable subsequent to settlement.

10.2   Purchase Pursuant to Article 3. The purchase price for Shares purchased pursuant to **Article 3** and the Terms of Payment shall be the lower of (i) the Agreed Value for the Shares, payable in twelve (12) successive equal quarterly installments of principal commencing on the settlement date, together with quarterly payments of interest on the unpaid principal balance at the Interest Rate, or (ii) the Book Value (defined in **Section 11.2**) of the Shares, payable in twelve

(12) successive equal quarterly installments of principal commencing on the settlement date, together with quarterly payments of interest on the unpaid principal balance at the Interest Rate.

        10.3   <u>Purchase of a Terminated Stockholder's Interest</u>. Unless otherwise agreed by the parties of the transaction, the Terms of Payment for Shares purchased pursuant to **Article 4** shall be:

        (a)   <u>Payment Period</u>. The purchase price is payable:

        (i)   for a Terminated Stockholder who was an Employee of the Company under an Employment Agreement and whose Employment was terminated by the Company without Cause, four (4) successive equal quarterly installments of principal commencing on the settlement date;

        (ii)   for a Terminated Stockholder who was an Employee of the Company under an Employment Agreement and whose Employment was terminated by the Company for Cause, twenty (20) successive equal quarterly installments of principal commencing on the settlement date; or

        (iii)   for a Terminated Stockholder under all other circumstances, twelve (12) successive equal quarterly installments of principal commencing on the settlement date

        together with quarterly payments of interest on the unpaid principal balance at the Interest Rate and:

        (b)   <u>Purchase Price (in Absence of Restricted Share Purchase Agreement)</u>. With respect to any Terminated Stockholder who is not party to a Restricted Share Purchase Agreement (an *"RSPA"*) with the Company, the purchase price for such Stockholder's Shares shall be:

        (i)   if such Terminated Stockholder is either a deceased Stockholder or was terminated by the Company without Cause, the Agreed Value for the Shares; and

        (ii)   if such Terminated Stockholder resigned or was terminated for Cause, the lesser of Agreed Value and Book Value;

        (c)   <u>Purchase Price (in Connection with RSPA)</u>. With respect to any Terminated Stockholder who is party to a RSPA with the Company, the purchase price for such Stockholder's Shares shall be determined in accordance with the following matrix:

	STATUS OF SHARES UNDER RSPA	
TERMINATION CIRCUMSTANCES	Unvested (i.e., still subject to risk of forfeiture)	Vested (i.e., no longer subject to risk of forfeiture)
Deceased or terminated by Company without Cause	Terminated Stock-holder's acquisition cost for the Shares	Agreed Value
Voluntarily resigned or terminated by Company for Cause	Terminated Stock-holder's acquisition cost for the Shares	Lower of Agreed Value and Book Value

10.4   Time and Place of Settlement. All settlements for the purchase and sale of Shares shall, unless otherwise agreed to by all of the purchasers and sellers, be held at the principal executive offices of the Company's outside legal counsel during regular business hours, unless otherwise agreed in writing by the parties. The precise date and hour of settlement shall be fixed by the purchaser or purchasers (within the time limits allowed by the provisions of this Agreement) by notice in writing to the sellers given at least five (5) days in advance of the settlement date specified. If more than one (1) purchaser is involved in a settlement and the purchasers cannot agree on a precise time of settlement, the precise time of settlement shall be, unless otherwise agreed by the Company, the purchasers, and the sellers, 2:00 p.m. (local time) at the principal executive offices of the Company's outside legal counsel on the one hundred fiftieth (150th) day following the Termination Event (in the case of **Section 10.3**) or the sixtieth (60th) day following the date of exercise of the last option exercised (in the case of **Section 10.1** or **10.2**). If the Company does not have an outside legal counsel at the moment of the transaction, the abovesaid settlement is to be held at the Company's principal executive office unless otherwise agreed to by all of the purchasers and sellers.

10.5   Deliveries at Settlement. At settlement, the sellers of Shares shall deliver assignments of Shares substantially in the form of attached **Exhibit A**. At settlement, the purchaser has the right to set off any amounts due from the seller pursuant to this Agreement, the Financing Agreements, or any other agreements or arrangements. Payments made at settlement shall be by bank cashier's check or immediately available wired federal funds. The seller, if a personal representative of a Stockholder, shall, upon request of a purchaser, provide prior to the date of settlement evidence reasonably satisfactory to the purchaser of the seller's legal status as personal representative of the Stockholder. The unpaid principal balance payable by a purchaser to a seller shall be represented by a note, delivered at settlement, in the form attached hereto as **Exhibit B**.

10.6.   Interest. Interest payments shall be made on principal payment dates, and shall be calculated on the declining principal balance based upon a three hundred sixty (360)-day year of twelve (12) thirty (30)-day months.

10.7   Prepayment. Any purchaser may, from time to time, prepay all or a portion of the unpaid principal balance owed to a Seller, without penalty or premium. Any life

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insurance proceeds received by the Company or any Stockholder with respect to the death of a Stockholder must be used by the Company or such Stockholder, to the extent permitted by law, to prepay any obligation of the Company or such Stockholder to the deceased Stockholder under **Article 4**, which shall be made on the later of the date of settlement for the purchase of the deceased Stockholder's Shares or five (5) days following the receipt by the Company or such Stockholder of the proceeds. Any partial prepayment shall first be applied to all accrued interest and then to principal. Prepayments shall be applied to principal installments in the inverse order in which they become due. Upon any prepayment in full, the purchaser shall pay all accrued and unpaid interest through the date of the prepayment.

10.8   Interest Rate Defined. For purposes of this Agreement, *"Interest Rate"* with respect to each interest payment shall mean the greater of (i) eight percent (8%) per annum or (ii) the minimum rate for payments of interest that is required pursuant to the Internal Revenue Code of 1986, as amended (the "*Code*") (or any successor statute) or regulations thereunder, or any provision of an act of Congress that does not become part of the Code, in order that (A) there be adequate stated interest for purposes of Section 1274 of the Code or (B) no part of the principal payments provided hereunder be treated as interest for federal income tax purposes. If the rate exceeds the highest legal rate permitted by applicable law (the *"Maximum Legal Rate"*) then the Interest Rate shall be reduced to the Maximum Legal Rate.

ARTICLE 11
AGREED VALUE AND BOOK VALUE DEFINED

11.1   Agreed Value.

(a)   Overall Procedure. The *"Agreed Value"* shall be determined based on the appraised fair market value of the Company and shall be such as may be agreed upon by the purchaser(s) and the seller(s), or if the purchaser(s) and the seller(s) cannot mutually agree, by a disinterested independent qualified appraiser (the *"Appraiser"*) selected by the purchaser(s) and the seller(s). If the purchaser(s) and the seller(s) are able to agree upon an Appraiser, such Appraiser shall be instructed to prepare a written valuation or appraisal stating the appraised fair market value of the Company and, based thereon, the Agreed Value of the Shares to be sold (an *"Appraisal"*) within thirty (30) days after its selection, with the expenses of the Appraisal to be borne equally by the purchaser(s) and the seller(s). If the purchaser(s) and the seller(s) are not able to agree upon the selection of an Appraiser within a ten (10)-day period after the occurrence of the event giving rise to the need for the valuation, each of the purchaser(s) on the one hand and the sellers(s) on the other hand will, within ten (10) days after the end of such ten (10)-day period, select an Appraiser to determine the appraised fair market value of the Company. If there are multiple purchasers or multiple sellers, the methodology for obtaining and manifesting agreement among the various purchasers on the one hand and the various sellers on the other hand for purposes of the procedures required by this **Article 11** shall be as set forth in **Section 11.1(b)**. If either the purchaser(s) or the seller(s) fails to select an Appraiser within such ten (10)-day period, the Appraiser selected by the other side of the buy-sell transaction shall determine the appraised fair market value of the Company (and the Agreed Value of the Shares based thereon). Each of the Appraisers so selected will be instructed to deliver to both the purchaser(s) and the seller(s) a written Appraisal within thirty (30) days of its selection, with the expense of each Appraisal to be borne by the party selecting the Appraiser. If the Agreed Value in the higher Appraisal is not more than one hundred ten percent (110%) of Agreed Value in the lower Appraisal, then the Agreed Value of the Shares to be sold will be the arithmetic average of the Agreed Values in the two Appraisals. If the Agreed Value in the higher Appraisal is greater than one hundred ten percent (110%) of the Agreed Value in the lower Appraisal, the Appraisers shall, within ten (10) days after the issuance of their respective Appraisals, select a third Appraiser to determine the appraised fair market value of the Company and the Agreed Value of the Shares to be sold based thereon. The third Appraiser shall deliver a written Appraisal within thirty (30) days of its selection to each of the purchaser(s) and the seller(s), with the expense thereof to be borne equally by the purchaser(s) and the seller(s). The Fair Market Value shall be the arithmetic average of the two appraised fair market values of the Company that are closest together, except as set forth in **Section 11.1(b)**.

(b)   Variant of Average Calculation. The absolute value of the difference between the lowest appraised value and the in-between appraised value (the **"Low-end Delta"**) shall be compared to the absolute value of the difference between the highest appraised value and the in-between appraised value (the **"High-end Delta"**). Notwithstanding the last sentence of **Section 11.1(a)**, if the absolute value of the difference between the Low-end Delta and the High-end Delta is fifteen percent (15%) or less of the lower of the two, then the Fair Market Value shall be the arithmetic average of the three appraised fair market values of the Company.

(c)   Appraisal Specifications. Each Appraiser engaged to provide an Appraisal hereunder will be instructed to (i) include therein a statement of the criteria applied and assumptions made to determine the appraised fair market value of the Company and the Agreed Value of the Shares to be sold; (ii) arrive at a single calculation, rather than alternative calculations or a range of values for each of the appraised fair market value of the Company and the Agreed Value of the Shares to be Sold; (iii) not attribute a discount to the appraised fair market value of the Company based on the fact that there is no liquid market for the sale and purchase of the Shares; and (iv) not attribute a premium or discount to the Agreed Value of the Shares to be sold based on the fact that the Shares being valued constitute a majority or less than a majority of the total issued and outstanding ownership of the Company. Any valuation not complying with the foregoing shall not constitute an Appraisal for the purpose hereof. The failure of an Appraiser to complete an Appraisal within thirty (30) days as instructed shall not affect the validity of such Appraiser's Appraisal.

(d)   Agreement among Purchasers or Sellers. If there are multiple purchasers or sellers of Shares hereunder (*e.g.*, more than one Stockholder has exercised options to purchase Shares hereunder), then the group of purchasers, on the one hand, or sellers, on the other hand, as the case may be, shall be deemed to have taken such decisions as shall have been approved by a Majority-in-Interest of such group. In a case where the Company's option to purchase Shares precedes the Stockholders' option to purchase Shares (*e.g.*, in responding to an offer by a Selling Stockholder under **Article 2**), if both the Company and a Stockholder are purchasers because the Company is not purchasing all of the Shares offered by the Selling Stockholder, then the Company and such Stockholder(s) shall be deemed to be in the same purchaser group for purposes of this **Section 11.1(b)** and either the Company, on the one hand, or the Stockholder (or Stockholders, collectively, in accordance with the receding sentence) on the other hand, whichever is purchasing a larger amount of the seller(s)' Shares, shall specify the choice of Appraiser on behalf of the purchasers.

11.2   Book Value. The ***"Book Value"*** of a one percent (1%) equity interest in the Company shall be equal to one percent (1%) of the book net worth of the Company less goodwill (on a consolidated basis with subsidiaries, if any) on the date in question. The Book Value of the Company shall be determined as of the close of the Company's fiscal year preceding exercise of the last option to be exercised (in the case of **Section 10.1** or **Section 10.2**) or in which the Termination Event occurred (in the case of **Section 10.3**), unless the last option is exercised or the Termination Event occurred more than one hundred (100) days following the close of that fiscal year, in which case the Book Value of the Company shall be determined as of the end of the month preceding the month in which the last option was exercised or the Termination Event occurred, as the case may be. Book value shall be determined on a fully diluted basis as of the date specified above in this paragraph.

11.3   Changes in Book Net Worth. Notwithstanding the foregoing, if the book net worth of the Company is decreased by reason of the payment of distributions to the Stockholders, redemption payments, or other payments made on or with respect to the Shares or the occurrence of a casualty, or incurrence of a tort liability, not fully covered by insurance, or is increased by capital contributions of the Stockholder whose interest is to be purchased, subsequent to the date as of which the Book Value of the Company is determined but prior to a settlement pursuant to **Article 10**, the Book Value of the Stockholder's Shares as determined pursuant to **Section 11.2** shall, for purposes of **Article 10**, be decreased to appropriately reflect the decrease in book net worth, and the Book Value of the Stockholder's Shares shall be increased by the amount of the Stockholder's capital contribution, as though the decrease or increase occurred on the date as of which the Book Value of the Company is determined pursuant to the provisions hereof.

11.4   Determinations by Accountants. Any determination of Book Value, and any adjustments thereto, for purposes of this **Article 11** shall be determined by the Company's regularly engaged accountants in accordance with accounting principles and practices normally used by the Company applied on a basis consistent with prior years. Absent material error, the determination shall be final, binding, and conclusive upon all parties, shall be filed with the Company, and copies thereof shall be given to all sellers and purchasers as promptly as practicable but in no event later than ten (10) days prior to the date of settlement referred to in **Article 10**.

ARTICLE 12
PREEMPTIVE RIGHTS UNDER CERTAIN CIRCUMSTANCES

If the Board determines it is in the interest of the Company to sell or issue additional Shares (***"Additional Shares"***), the Company may do so. If the Company proposes to sell Additional Shares other than (i) Excluded Shares (defined below) or (ii) pursuant to an acquisition or business combination satisfying the definition of Acquisition Proposal in **Section 5.2**, each Stockholder shall have the right to purchase up to the Stockholder's Pro Rata Share (defined below) of the Additional Shares. A Stockholder's ***"Pro Rata Share"*** shall be that amount of the Additional Shares that would result in the Stockholder owning the same percentage of the Company's outstanding Shares after the Issuance of the Additional Shares (the ***"Issuance"***) as that

Stockholder owned immediately prior to the Issuance. In the event of a proposed Issuance, the Company shall deliver to each Stockholder a notice describing the proposed Issuance, specifying the Stockholder's Pro Rata Share and stating the purchase price for the Additional Shares, and the date, time, and place of settlement for payment for the Additional Shares (which shall be no sooner than twenty (20) days following the date of the notice). For a period of ten (10) days following such notice, each Stockholder shall have the right to subscribe, by written notice to the Company, to purchase all or any portion of that Stockholder's Pro Rata Share of the Additional Shares. If any Stockholder elects to purchase less than all of his or her Pro Rata Share of the Additional Shares, then each Stockholder who subscribed to purchase all of his or her Pro Rata Share of the Additional Shares shall have the further right, during the five (5)-day period following expiration of the foregoing ten (10)-day period, to subscribe to purchase some or all of those Additional Shares not subscribed for in the initial ten (10)-day period; if more than one Stockholder can subscribe to purchase Additional Shares in the succeeding five (5)-day period, each shall be entitled to subscribe pro rata in proportion to his or her respective holdings or on any other basis as they may mutually agree upon. If the foregoing process does not result in all of the Additional Shares being subscribed for by Stockholders, the Company shall be free for a period of ninety (90) days thereafter to sell all or any part of the unsubscribed-for Additional Shares to Third Parties at a price no more favorable to the Third Parties than the price offered to the Stockholders. **Section 10.5** shall be applicable to settlements hereunder. Any Stockholder subscribing for Shares pursuant to this **Article 12** shall also be required to comply with all other provisions of this Agreement and the Delaware General Corporation Law, the Charter and the Company's bylaws with respect to the valid purchase of Shares. ***"Excluded Shares"*** means (i) warrants or similar derivatives of the Company's equity securities issued to commercial lenders or lessors as partial consideration in connection with arms-length transactions in order to induce the lenders or lessors to extend credit to the Company and (ii) Shares or derivatives thereof issued or granted as compensation or deferred compensation to Employees pursuant to an Equity Compensation Plan.

ARTICLE 13
VOTING

To the extent this Agreement prescribes how a Stockholder shall vote his, her or its Shares, each Stockholder hereby appoints each of the other parties hereto as his or her true and lawful proxy and attorney-in-fact, with full power of substitution and re-substitution, to vote the Stockholder's Shares in the manner required by this Agreement if the Stockholder does not vote. The proxies granted under this **Article 13** are coupled with an interest and shall be irrevocable as long as this Agreement is in effect.

ARTICLE 14
COPY OF AGREEMENT TO BE KEPT ON FILE

The Company shall keep on file at its principal executive offices and the office of its legal counsel, and will exhibit to any Stockholder or that Stockholder's duly authorized representative at any and all reasonable times, an executed copy of this Agreement and all amendments hereto, including all determinations of Agreed Value and Book Value and a copy of the Company's most recent fiscal year-end financial statements.

ARTICLE 15
TERM OF AGREEMENT

15.1   Term of Agreement. Unless terminated sooner in writing by Agreement of the Company and a Majority-in-Interest of the Stockholders, or pursuant to **Article 5** upon consummation of an Acquisition Proposal, this Agreement shall terminate on the earliest of the following dates: (i) upon the death of the last remaining Stockholder of the Company who is a party hereto, (but **Article 4** shall apply to the death of that Stockholder) and (ii) upon the Company making an assignment for the benefit of creditors, commencing a voluntary case or proceeding under any Bankruptcy Law or consenting to the entry of an order for relief against the Company in an involuntary case or proceeding under any Bankruptcy Law, or consenting to the appointment of a custodian for the Company or for all or substantially all of its property, or (iii) a court of competent jurisdiction entering an order or decree under any Bankruptcy Law (A) for relief against the Company in an involuntary case or proceeding, (B) appointing a custodian for the Company or for all or substantially all of its property, or (C) ordering the liquidation of the Company, and the order or decree remains unstayed and in effect for sixty (60) days.

15.2   Death of all Stockholders. Notwithstanding anything to the contrary contained in this Agreement, if all of the Stockholders of the Company are parties hereto and all of them die (or in the case of non-individual Stockholders, undergo an event having the effect of the death of individual Stockholders under **Section 4.3**) within ninety (90) days of each other, then the provisions of this Agreement shall not pertain with respect to the deaths of those Stockholders and this Agreement shall terminate in all respects effective as of the first of those deaths. Any and all transfers, payments, or other action made or taken with respect to a sale of Shares pursuant to **Articles 2**, **3**, and **4** of this Agreement made during that ninety (90)-day period shall be rescinded by the parties or their respective personal representatives.

15.3   Bankruptcy, etc. Notwithstanding anything to the contrary contained in this Agreement, if this Agreement terminates for any reason set forth in **Section 15.1(iii)** or **(iv)**, all obligations to purchase and sell Shares pursuant to **Articles 2**, **3**, and **4** shall terminate. If an involuntary case or proceeding is commenced under any Bankruptcy Law against the Company which, with the passage of time, could cause a termination of this Agreement pursuant to Section **15.1(iii)** or **(iv)**, settlements with respect to the sale of Shares pursuant to **Articles 2**, **3**, and **4** of this Agreement shall be deferred until a determination of whether the case or proceeding will cause a termination of this Agreement pursuant to this **Section 15.3** and, if not, the settlements will be rescheduled by the purchasers to dates no later than thirty (30) days following the determination.

ARTICLE 16
FAILURE TO TRANSFER INTERESTS

If any Stockholder's Shares are subject to purchase under this Agreement and the Stockholder does not assign and transfer the Shares to the purchaser(s) as required by the terms of this Agreement, the Shares shall be deemed assigned and transferred to the purchaser(s). The Company, upon receipt of notice of the Stockholder's failure to assign and transfer Shares, will mark its records to indicate that the Shares have been transferred. Each Stockholder hereby gives any director or officer of the Company an irrevocable power of attorney to make assignments and transfers on the Company's books on behalf of the Stockholder in accordance with the terms of this Agreement.

ARTICLE 17
SUBSEQUENT STOCKHOLDERS TO BECOME BOUND

Before any Person or entity not a party to this Agreement to whom transfers of Shares may be made under this Agreement may become a Stockholder of the Company, that Person or entity must first execute and deliver to the Company an Agreement pursuant to which the Person or entity agrees to be bound by all of the terms and conditions of this Agreement (as it may have then been amended), by executing and delivering to each of the other parties hereto a counterpart signature page in the form of **Exhibit D** attached hereto, thereby becoming a party to this Agreement as though named herein as a "Stockholder," and the failure of any Person or entity to do so shall preclude that Person or entity from becoming a Stockholder of the Company.

ARTICLE 18
ELECTION OF DIRECTORS

At each meeting of Stockholders at which, and in any written consent in which, directors of the Company are to be elected, each of the Stockholders shall cast all of his or her or its votes in favor of the slate of candidates for election proffered by the Board. During the period when Saif Khalil ("*Khalil*") remains a Stockholder, each other Stockholder shall cast the maximum number of his, her or its votes in favor of Khalil's election to the Board.

ARTICLE 19
AMENDMENT AND TERMINATION

This Agreement may be amended or terminated at any time or times only in writing by the agreement of the Company (pursuant to the approval of the Board) and a Majority-in-Interest of the Stockholders. Subject to the provisions of **Section 15.2** and **15.3**, no amendment or termination shall affect the right of any Person to receive, or the obligation of any Person to pay, on the terms and conditions of this Agreement, the purchase price for Shares purchased and sold pursuant to this Agreement prior to any amendment or termination, or the right or obligation of any Person to sell or purchase Shares, on the terms and conditions of this Agreement, if the event giving rise to the right or obligation to sell or purchase Shares has taken place prior to the amendment or termination.

ARTICLE 20
MISCELLANEOUS

20.1   <u>Rules of Construction</u>. Unless the context otherwise requires, interpretation of this Agreement shall be governed by the following rules of construction:

(a)   Words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires.

(b)   The words "hereof," "herein," "hereunder" and similar terms refer to this Agreement as a whole and not to any particular provisions of this Agreement.

(c)   References to the terms Article, Section, paragraph and Exhibit are references to the Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified.

(d)   References to "$" or "Dollars" mean United States Dollars.

(e)   The word "including" and words of similar import mean "including without limitation," unless otherwise specified.

(f)   The word "or" shall not be exclusive.

(g)   Provisions shall apply, when appropriate, to successive events and transactions.

(h)   The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(i)   This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. Unless the context otherwise requires, capitalized terms used but not defined in this Agreement shall have the meanings given to them in the Act.

20.2   <u>Binding Nature of Agreement; No Assignment</u>. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors, and assigns, except that no party may assign or transfer his, her or its rights or obligations under this Agreement, (i) except for the right to receive payments pursuant to a settlement pursuant to **<u>Article 10</u>** and (ii) except as otherwise permitted pursuant to the express provisions hereof.

20.3   <u>Waivers, etc</u>. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege preclude any other or further exercise of the same or of any other right, remedy, power, or privilege, nor shall any waiver of any right, remedy, power, or privilege with respect to any occurrence be construed as a waiver of the right, remedy, power, or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted the waiver.

20.4   <u>Governing Law</u>. This Agreement and all questions relating to its validity, interpretation, performance, remediation, and enforcement (including, without limitation, provisions concerning limitations of actions) shall be governed by and construed in accordance with the substantive laws of the State of Delaware, notwithstanding any choice-of- law doctrines of that jurisdiction or any other jurisdiction that ordinarily would or might cause the substantive law of another jurisdiction to apply.

20.5   WAIVER OF JURY TRIAL. THE PARTIES HERETO HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

20.6   Notices.

(a)   Requirement of Writing; Address. All notices required by this Agreement shall be in writing and shall be delivered to a party at the party's address as stated on the signature page of this Agreement. A party may change this address upon reasonable notice to the other parties.

(b)   Method of Delivery. Notices shall be (i) delivered by hand; or (ii) sent by reputable overnight courier service; or (iii) sent by electronic facsimile transmission or e-mail (with a copy sent by first class mail, postage prepaid); or (iv) mailed by first class certified, return receipt requested, postage prepaid.

(c)   Proof of Delivery. Notices provided in accordance with this **Section 20.6** shall be deemed to have been delivered:

i.   if delivered by hand, upon delivery;

ii.   if sent by electronic facsimile transmission or e-mail, upon the mailing of a copy of the notice by first-class mail;

iii.   if sent by overnight courier service, twenty-four (24) hours after deposit with that service; or

iv.   if sent by certified or registered mail, return receipt requested, five (5) days after deposit in the mail.

20.7   Exhibits. All exhibits attached hereto are hereby incorporated by reference into, and made a part of, this Agreement.

20.8   No Third-Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective heirs, personal representatives, successors, and permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person.

20.9   Execution in Counterparts. This Agreement may be executed in one or more counterparts each of which shall be an original document and all of which together shall constitute one and the same instrument. The parties acknowledge that this Agreement may be executed and delivered by means of electronic signatures and that use and acceptance of electronic signatures to bind the parties represents the voluntary agreement and intention of the parties to conduct this transaction by electronic means. The parties agree that execution and delivery by electronic means will have the same legal effect as if signatures had been manually written on this Agreement. This Agreement will be deemed lawfully executed by the parties by such action for purposes of any statute or rule of law that requires this Agreement to be executed by the parties to make the mutual promises, agreements and obligations of the parties set forth herein legally enforceable. Facsimile and .pdf exchanges of signatures will have the same legal force and effect as the exchange of original signatures. THE PARTIES HEREBY WAIVE ANY RIGHT TO RAISE ANY DEFENSE OR WAIVER BASED UPON EXECUTION OF THIS AGREEMENT BY MEANS OF ELECTRONIC SIGNATURES IN ANY PROCEEDING ARISING UNDER OR RELATING TO THIS AGREEMENT. The parties agree that the legal effect, validity and enforceability of this Agreement will not be impaired solely because of its execution in electronic form or that an electronic record was used in its formation. The parties acknowledge that they are capable of retaining electronic records of this transaction. If executed in multiple counterparts, this Agreement shall become binding when two or more counterparts hereto, individually or taken together, bear the signatures of all of the parties reflected hereon as the signatories.

20.10   Entire Agreement. This Agreement, together with any services or employment or consulting or similar agreement between the Company and any Stockholder, represents the entire Agreement among the parties in respect of the subject matter hereof and thereof and supersede all prior and contemporaneous agreements and understandings, inducements, or conditions, express or implied, oral or written, except as herein or therein contained. The express terms hereof and thereof supersede any course of performance inconsistent with any of the terms hereof and thereof.

20.11   Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced under any law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

20.12   Valuations. Unless as otherwise provided herein, any determination of fair market value for the purposes of this Agreement shall be made by the Board in good faith.

20.13   Enforcement. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

20.14   Further Assurances. Each party shall (i) furnish upon request to each other party further information, (ii) execute and deliver to each other party additional documents, and (iii) do other acts and things, all as another party may reasonably request for the purpose of carrying out the intent of this Agreement.

20.15   Duty of Cooperation. Each party shall cooperate reasonably with the other parties generally, and in particular will make available, as the other parties reasonably request, management decisions, liaison personnel, information, approvals, and acceptances so that the other parties may properly perform their obligations under this Agreement.

20.16   Time of the Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

20.17   Spousal Consents. The spouse of each married Stockholder, contemporaneously with the execution of this Agreement (or a counterpart signature page in the form of **Exhibit D** attached hereto), shall have executed and delivered a Spousal Consent substantially in the form of **Exhibit C** attached hereto.

[THIS PAGE ENDS HERE. SIGNATURES BEGIN ON NEXT PAGE. EXHIBITS FOLLOW.]

IN WITNESS WHEREOF, and intending to be legally bound, the parties have executed this Amended and Restated Stockholders' Agreement as of the Effective Date.

AEVUMED INC.

By:_____*Saif Khalil*_____
Saif Khalil, CEO

[STOCKHOLDER SIGNATURES BEGIN ON NEXT PAGE. EXHIBITS FOLLOW.]

STOCKHOLDERS:

Saif Khalil_____ *Saif Khalil*

Miles Curtis_____

EXHIBIT A

<u>FORM OF ASSIGNMENT OF SHARES</u>

(See attached.)

ASSIGNMENT OF SHARES

        FOR VALUE RECEIVED, the undersigned (the "Transferor") does hereby sell, assign and transfer unto_____ (the "Transferee"), all of the Transferor's right, title and interest in and to_____ Shares in Aevumed Inc., a Delaware corporation (the "Company"), standing in the Transferor's name on the books of the Company, and all rights and claims of the Transferor in respect thereof under the Delaware General Corporation Law and the Company's Amended and Restated Stockholders' Agreement (collectively, the "Shares"). The Transferor hereby irrevocably constitutes and appoints each officer of the Company (acting alone or with one or more other such officers) as attorney to transfer the Shares described above on the books of the Company with full power of substitution in the premises.

        The Transferor represents and warrants to the Transferee in connection with the transfer made hereby that Transferor owns good and marketable title to the Shares transferred hereby, free and clear of security interests, mortgages, pledges, options, warrants, liens, claims and encumbrances of any kind.

Dated:_____

_____
Transferor's Signature

_____
Transferor's Name (printed)

EXHIBIT B

FORM OF PROMISSORY NOTE

(See attached.)

PROMISSORY NOTE

$ _____   [Date]

    For value received,_____ ("Payor"), promises to pay to the order of _____ ("Holder"), the principal amount of _____ ($ _____), together with all accrued and unpaid interest thereon. This note (this "Note") is subject to the following terms and conditions.

  1. <u>Note</u>.

    1.1 <u>Principal</u>. Payor shall pay the principal hereof in nineteen (19) equal successive quarterly payments beginning on _____ and ending on _____.

    1.2 <u>Interest</u>. Interest shall accrue from the date of this Note on the unpaid principal amount. Interest payments shall be made on principal payment dates, and shall be calculated on the declining principal balance based upon a three hundred sixty (360)-day year of twelve (12) thirty (30)-day months. The rate at which interest shall accrue shall be equal to the greater of (i) ten percent (10%) per annum or (ii) the minimum rate for payments of interest that is required pursuant to the Internal Revenue Code of 1986, as amended (the "Code") (or any successor statute) or regulations thereunder, or any provision of an act of Congress that does not become part of the Code, in order that (A) there be adequate stated interest for purposes of the Code or (B) no part of the principal payments provided hereunder be treated as interest for federal income tax purposes. If the rate exceeds the highest legal rate permitted by applicable law (the "Maximum Legal Rate") then the Interest Rate shall be reduced to the Maximum Legal Rate.

    1.3 <u>Payment</u>. Except as set forth herein, all payments shall be made in lawful money of the United States of America at _____ [the principal address of Holder]. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal.

    1.4 <u>Prepayments</u>. Payor may, from time to time, prepay all or a portion of the unpaid principal balance owing to Holder, without penalty or premium.

    1.5 <u>Demand Payment</u>. This Note will mature and become due and payable upon demand of Holder on an accelerated basis upon the occurrence of an Event of Default (as defined in Article 2).

  2. <u>Events of Default</u>. The entire unpaid principal hereof and all interest accrued thereon shall become immediately due and payable upon the occurrence of an Event of Default. An "Event of Default" shall be deemed to have occurred if:

    2.1 Payor shall: (i) apply for or consent to the appointment of a receiver, trustee or liquidator of himself, herself or itself or of any of his, her or its property; (ii) be unable, or admit in writing its inability, to pay his, her or its debts as they mature; (iii) make a general assignment for the benefit of creditors; (iv) be adjudicated a bankrupt or insolvent; (v) file a voluntary petition in bankruptcy, or a petition or answer seeking reorganization or an arrangement with creditors to take advantage of any insolvency law, or an answer admitting the material allegations of a bankruptcy, reorganization or insolvency petition filed against him, her or it; (vi) take corporate action (if an entity) for the purpose of effecting any of the foregoing; or (vii) have an order for relief entered against him, her or it in any proceeding under the United States Bankruptcy Code;

2.2   an order, judgment or decree shall be entered, without the application, approval or consent of Holder by any court of competent jurisdiction, approving a petition seeking reorganization of Payor (if an entity) or appointing a receiver, trustee or liquidator of Payor or of all or a substantial part of his, her or its assets, and such order, judgment or decree shall continue unstayed and in effect for any period of sixty (60) consecutive days;

2.3   Payor shall fail to pay as and when due any principal or interest hereunder and such nonpayment shall continue uncured for a period of twenty (20) business days after written notice by Holder;

2.4   if any indebtedness of Payor for borrowed money in excess of Ten Thousand Dollars ($10,000) becomes or is declared due and payable prior to the stated maturity thereof, or is not paid as and when it becomes due and payable, or any event occurs that constitutes, or that with the giving of notice or lapse of time, or both, would constitute, an event of default under any instrument, Agreement or evidence of indebtedness of Payor.

3.   <u>Governing Law</u>. This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware without regard to its conflicts of law principles.

4.   <u>Notices</u>. Any notice required to be given hereunder shall be given either personally or by sending a copy thereof by first-class or express mail, postage prepaid, or courier service, charges prepaid, to the postal address or street address of the party appearing below or by facsimile transmission, e-mail, or other electronic communication to the party's facsimile number or address for e-mail or other electronic communications appearing below (or to such other address as to which such party shall have provided notice in accordance with this paragraph):

If to Payor: [insert address]

If to Holder: [insert address]

Notice pursuant to this Section shall be deemed to have been given to the party entitled thereto when deposited in the United States mail or with a courier service for delivery to that party or when sent by facsimile, e-mail or electronic transmission.

5.   <u>Amendments and Waivers</u>. This Note and any term hereof may be amended, waived, discharged or terminated only by an instrument in writing signed by the party against whom enforcement of such amendment, waiver, discharge or termination is sought. No waivers of any term, condition or provision of this Note, in any one or more instances, shall be deemed to be, or construed

as, a further or continuing waiver of any such term, condition or provision. No delay or omission by Holder in exercising any of its rights will operate as a waiver of its rights.

6. <u>Certain Waivers</u>. Demand, presentment, notice, notice of demand, notice for payment, protest and notice of dishonor are hereby waived by Payor.

IN WITNESS WHEREOF, Payor has executed this Note or caused it to be duly executed and delivered by its authorized officer, as of the date first above written.

[Payor Signature]

EXHIBIT C

FORM OF SPOUSAL CONSENT

(See attached.)

Exhibit C – Page 1

SPOUSAL CONSENT

I, the spouse of _____, hereby acknowledge that I have read the Amended and Restated Stockholders' Agreement (the "***Agreement***"), dated as of September ___, 2020, by and among Aevumed Inc., a Delaware corporation (the ***"Company"***), and the Stockholders (as defined in the Agreement) signatory thereto, one of which is my spouse, and I do hereby expressly waive any right that I may have to receive Shares in the Company from the estate of my spouse under the laws of descent and distribution or if I should take against my spouse's will or from my spouse in the event of divorce or separation; and I hereby expressly agree to accept in lieu of any interest that I have, may have, or shall have in those Shares at the time of my spouse's death, divorce, or separation under any law now or then in existence, the proportionate share of the purchase price payable by the Company or the remaining Stockholders, as the case may be, for those Shares.

I intend to be legally bound hereby.

Dated: _____

_____
Spouse's Signature

_____
Spouse's Name (printed)

Exhibit C – Page 2

EXHIBIT D

<u>FORM OF COUNTERPART SIGNATURE PAGE</u>

(See attached.)

COUNTERPART SIGNATURE PAGE*

**AMENDED AND RESTATED
STOCKHOLDERS' AGREEMENT OF
AEVUMED INC.**

          The undersigned (the "*Stockholder*"), by execution of this Counterpart Signature Page, hereby (a) acknowledges receipt of the Amended and Restated Stockholders' Agreement, dated as of September ___, 2020, by and among Aevumed Inc. (the *"Company"*) and each of its stockholders (the "*Stockholders' Agreement*"), (b) represents to the other stockholders of the Company that the undersigned Stockholder has read and fully understands the Stockholders' Agreement, (c) that he, she or it has had an opportunity to consult with counsel and other advisors before entering into the Stockholders' Agreement, (d) adopts and agrees to all of the terms and conditions set forth in the Stockholders' Agreement, and (e) further authorizes the Company and its stockholders to attach this Counterpart Signature Page to the Stockholders' Agreement and take such other actions as set forth in the Stockholders' Agreement in order to make the Stockholder a party to the Stockholders' Agreement.

Date: _____

STOCKHOLDER:

_____
Print Name

_____
Signature

_____
Title

_____
Social Security No. or Employer I.D. No.

_____

*   If Stockholder is married (or when Stockholder becomes married), the Stockholder's spouse must also execute and deliver the Spousal Consent in the form of **Exhibit C** attached to the Stockholders' Agreement.

EXHIBIT E

<u>CHARTER</u>

(See attached.)



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "AEVUMED INC.",

FILED IN THIS OFFICE ON THE TWELFTH DAY OF MARCH, A.D. 2012, AT

3:22 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5122666 8100

120300595

AUTHENTICATION: 9426093

DATE: 03-13-12

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:16 PM 03/12/2012
FILED 03:22 PM 03/12/2012
SRV 120300595 - 5122666 FILE

CERTIFICATE OF INCORPORATION OF AEVUMED INC.

The undersigned, for the purpose of forming a corporation pursuant to the provisions of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify as follows:

ARTICLE I NAME

The name of the corporation is Aevumed Inc. (the "Corporation").

ARTICLE II REGISTERED OFFICE AND AGENT

The registered office of the Corporation is to be located at 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at that address is Corporation Service Company.

ARTICLE III PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV AUTHORIZED CAPITAL

The aggregate number of shares of capital stock the Corporation shall have the authority to issue is Five Million (5,000,000) shares of Common Stock, par value $.0001 per share.

ARTICLE V EXCULPATION OF DIRECTORS

A director of the Corporation shall have no personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that Section 102(b)(7) (or any successor provision) of the DGCL expressly provides that the liability of a director may not be eliminated or limited. No amendment or repeal of this Article V shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ARTICLE VI INDEMNIFICATION

A. Indemnification. Each person who was or is made a party or is threatened to be made a party to, or is otherwise involved in, any action, suit or proceeding, whether civil, criminal administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he

or she is or was a director, officer, employee or agent of the Corporation or any of its direct or indirect subsidiaries or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other Corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and be held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability, and loss (including attorneys' fees, judgments, fines, excise or other taxes assessed with respect to an employee benefit plan, penalties, and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith, and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the indemnitee's heirs, executors, and administrators provided, however, that, except as provided in Section C of this Article VI with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B. **Payment of Expenses.** The right to indemnification conferred in Section A of this Article VI shall include the right to be paid by the Corporation the expenses incurred in defending any proceeding for which such right to indemnification is applicable in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to or on behalf of an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Article VI or otherwise.

C. **Claims.** The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article VI shall be contract rights. If a claim under Section A or B of this Article VI is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If the indemnitee is successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the indemnitee has not met any applicable standard for indemnification set forth in the DGCL, and (ii) any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation

-2-

shall be entitled to recover such expenses upon a final adjudication that the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses under this Article VI or otherwise, shall be on the Corporation.

D. **Nonexclusive Rights.** The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right any person may have or hereafter acquire under any statute, this Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

E. **Insurance.** The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

F. **Other Services.** The Corporation's obligation, if any, to indemnify any person who was or is serving as a director, officer, employee or agent of any direct or indirect subsidiary of the Corporation or, at the request of the Corporation, of any other corporation or of a partnership, joint venture, trust or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust or other enterprise.

G. **Amendment or Repeal.** Any repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.


ARTICLE VII
DGCL SECTION 102(b)(2)(i) PROVISION


Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the

Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ARTICLE VIII
STOCKHOLDER MEETINGS; CORPORATE BOOKS; NUMBER OF DIRECTORS; ELECTION OF DIRECTORS

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation. Subject to any additional vote required by this Certificate of Incorporation, as amended, the number of directors of the Corporation shall be determined in a manner set forth in the Bylaws of the Corporation. Election of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

ARTICLE IX
INAPPLICABILITY OF DGCL SECTION 203

Unless this Certificate of Incorporation is amended or repealed with respect to this Article IX or unless the Bylaws of the Corporation designate otherwise, the Corporation expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE X
AMENDMENT OF CERTIFICATE

The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article X.

ARTICLE XI
INCORPORATOR

The name and mailing address of the incorporator is as follows:

Gary Arlen Smith, Esquire
Enterprise Law Associates LLC
Two Logan Square, 12th Floor
18th and Arch Streets
Philadelphia, PA 19103

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate of Incorporation, and, accordingly, have hereby executed this Certificate of Incorporation on March 12, 2012.

_____
GARY ARLEN SMITH

AEVUMED INC.

CERTIFICATE OF AMENDMENT

Aevumed Inc., a corporation organized and existing under the laws of the State of Delaware (the *"Corporation"*), hereby certifies as follows:

1.   The name of the Corporation is Aevumed Inc. The Corporation's incorporator filed its original Certificate of Incorporation (the *"Certificate"*) with the Secretary of State of the State of Delaware on March 12, 2012.

2.   The board of directors and stockholders duly adopted and approved this amendment of the Certificate in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the *"DGCL"*). The adoption and approval of this amendment by the stockholders occurred by written consent in lieu of a meeting in accordance with Section 228 of the DGCL.

3.   The amendment adopted and approved by the board of directors and stockholders replaced in its entirety Article IV of the Certificate. The attached **Exhibit A** contains the new text of Article IV.

IN WITNESS WHEREOF, the chief executive officer of the Corporation has executed this Certificate of Amendment on February 2, 2018.

AEVUMED INC.

By:_____
          Saif Khalil
          Chief Executive Officer

EXHIBIT A
to
CERTIFICATE OF AMENDMENT
of
AEVUMED INC.

ARTICLE IV
AUTHORIZED CAPITAL

The total number of shares of capital stock the Corporation has the authority to issue is five million (5,000,000) shares of common stock, par value $.0001 per share (the *"Common Stock"*). The Common Stock comprises two series, as follows:

      (a) The Series A Common Stock, which comprises four million (4,000,000) shares of Common Stock (the *"Series A Common Stock"*); and

      (b) The Series B Common Stock, which comprises one million (1,000,000) shares of Common Stock (the *"Series B Common Stock"*).

Except as described in the next paragraph or as otherwise required by law, all shares of Common Stock are identical in all respects and entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations, and restrictions.

Each share of Series A Common Stock entitles its holder to one (1) vote at all meetings of stockholders and in written actions in lieu of meetings. Each share of Series B Common Stock entitles its holder to ten (10) votes at all meetings of stockholders and in written actions in lieu of meetings. The votes associated with a share of Series B Common Stock are not divisible or separable. With respect to any matter on which the stockholders may vote, the holder of a share of Series B Common Stock must cast all ten votes afforded by that share the same way. For example, in a matter presented to the stockholders for approval, the holder of a share of Series B Stock may cast all ten votes in favor of approval, or may cast all ten votes against approval, or may abstain with respect to all ten votes. However, the stockholder may not cast a portion of the ten votes afforded by that share in favor of approval while casting another portion of the ten votes against approval.